SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15 (d) of the

Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010

Commission File No. 1-442

THE BOEING COMPANY VOLUNTARY INVESTMENT PLAN

THE BOEING COMPANY

100 N. Riverside Plaza

Chicago, Illinois 60606-1596

The Boeing Company

Voluntary Investment Plan

Financial Statements as of and for the

Years Ended December 31, 2010 and 2009,

Supplemental Schedule as of December 31, 2010,

and Report of Independent Registered Public

Accounting Firm

THE BOEING COMPANY VOLUNTARY INVESTMENT PLAN

NOTE:	Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable or are not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefit Plans Committee and

Members of The Boeing Company Voluntary Investment Plan

The Boeing Company

Chicago, Illinois

We have audited the accompanying statements of net assets available for benefits of the Boeing Company Voluntary Investment Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Seattle, Washington

June 27, 2011

THE BOEING COMPANY VOLUNTARY INVESTMENT PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2010 AND 2009
	2010	2009
ASSETS:
Investments — at fair value:
Interest in Master Trust	$30,695,409,007	$26,985,897,525

Receivables:
Employer contributions	24,232,625	21,042,814
Loans to Members	637,920,018	583,290,145

	662,152,643	604,332,959

NET ASSETS AVAILABLE FOR BENEFITS — At fair value	31,357,561,650	27,590,230,484
ADJUSTMENT FROM FAIR VALUE TO CONTRACT
VALUE FOR FULLY BENEFIT-RESPONSIVE
INVESTMENT CONTRACTS	(345,506,326)	(104,362,896)

NET ASSETS AVAILABLE FOR BENEFITS	$31,012,055,324	$27,485,867,588

See notes to financial statements.

THE BOEING COMPANY VOLUNTARY INVESTMENT PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
	2010	2009
ADDITIONS:
Net Master Trust activity	$2,996,026,579	$3,882,301,027

Income from loans	25,314,709	29,916,804

Contributions:
Employer	596,419,599	575,190,315
Member	1,400,181,743	1,345,980,924

Total contributions	1,996,601,342	1,921,171,239

Total net additions	5,017,942,630	5,833,389,070
DEDUCTIONS — Benefits paid	1,508,627,125	1,048,659,148

NET ADDITIONS	3,509,315,505	4,784,729,922
ASSETS TRANSFERRED FROM OTHER PLANS	16,872,231	85,674,352
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	27,485,867,588	22,615,463,314

End of year	$31,012,055,324	$27,485,867,588

See notes to financial statements

THE BOEING COMPANY VOLUNTARY INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

1.	DESCRIPTION OF PLAN

The following description of The Boeing Company Voluntary Investment Plan (the “VIP” or the “Plan”) provides only general information. Eligible employees, as defined by the Plan (“Members”), should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution savings plan designed to provide Members with a means of making regular savings to provide additional security for their retirement. An employee becomes eligible to participate on the first day of employment.

The assets of the Plan, excluding loans and receivables, are held in The Boeing Company Employee Savings Plans Master Trust (the “Master Trust”). State Street Bank and Trust Company (“SSBT”) serves as trustee for the Master Trust. The Employee Benefit Plans Committee controls and manages the operation and administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions — Members may elect to contribute, subject to statutory limitations, between 1% and 25% of their base compensation. Certain eligible employees are allowed to make catch-up contributions. This provision is available to Members of age 50 or older during the plan year and who contribute either at least 8% in pretax contributions or have reached a specified limit for the plan year. Members may elect to change contribution percentages to be effective the next pay period, after the request is received or as soon as administratively possible. The allocation of both their contributions and employer contributions to the funds may be changed at any time and become effective on the day of the change or the next business day according to the time of the request for a change in relation to the stock market close of business. The Plan allows active employees to contribute to the Plan from pretax compensation, after-tax compensation, or a combination of both. The Plan also accepts certain rollover contributions.

Under the terms of the Plan, The Boeing Company (the “Company” or “Boeing”) does make matching and Company contributions for eligible Members. Members should refer to the Plan document for details.

Eligible employees (non-union or represented by a collective bargaining agent that has negotiated for its members to be eligible for automatic enrollment) who are hired or rehired on or after January 1, 2010, will automatically become Members.

Members’ Accounts — Individual accounts are maintained for each Plan Member. Each Member’s account is credited with the Member’s contribution and Company’s contribution, allocations of Plan earnings (losses) from the funds in which the account is invested, and charged with an allocation of certain administrative and investment-related expenses, and Member specific charges, if applicable. Allocations are based on Member earnings or account balances, as defined by the Plan document. The benefit to which a Member is entitled is the benefit that can be provided from the Member’s account.

Vesting — Member contributions, both pretax and after-tax, employer-matching contributions, profit-sharing contributions, and earnings on those contributions are immediately vested.

Withdrawals — Members may elect to withdraw all or a portion of their own pretax contribution accounts, after-tax contribution accounts, employer-matching accounts, profit-sharing accounts, and rollover accounts at any time on or after the day the Member attains age 59-1/2. If a Member is under age 59-1/2, withdrawals from pretax contribution accounts are subject to certain hardship rules as provided by the Plan. If a Member takes a hardship withdrawal, the Member may continue contributions to the Plan; however, employer-matching contributions will be suspended for six months following the withdrawal.

In addition, a Member may elect to withdraw all or part of his or her employer-matching account before the Member attains age 59-1/2, but only if the Member has attained his or her fifth anniversary of employment. If such a withdrawal is made, employer-matching contributions will be suspended for six months following the withdrawal. Company contributions may be fully withdrawn upon termination of employment. Withdrawals of after-tax contributions and rollover contributions can be made at any time.

Loans — Members are permitted to borrow a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of the total value of their total vested account balance at the time of the loan issuance and may have two loans within the Company’s savings plans outstanding at any time. Loans may be additionally limited in accordance with the Plan provisions. The interest rate on new loans is set every month and is equal to the prime rate published in the Wall Street Journal as of the last business day of the calendar month, immediately preceding the date of the loan. Interest rates on outstanding loans ranged from 3.25% to 10.79% at December 31, 2010, with loans maturing at various dates through December 2030.

Loan repayment is made through regular payroll deductions for a period of up to 60 months for general loans and over a longer period for loans used to finance the purchase of a principal residence. If a Member’s employment terminates for any reason, and the loan balances are not paid in full by the termination date, the Member may continue to make monthly loan repayments until the loan is scheduled to be paid off. A loan will continue to be subject to default if a payment has not been made for 90 days, an outstanding loan balance remains 30 days after the scheduled payoff date, or the Member takes a full distribution of their account before the loan is paid off. If the loan defaults, the loan balance will become taxable income to the Member. Member loans are measured at their unpaid principal balance plus any accrued but unpaid interest.

Benefit Payments — On termination of service, a Member may elect to receive a lump-sum amount equal to the value of the Member’s vested interest in his or her account; a partial payment amount; or monthly, quarterly, semiannual, or annual installments of a fixed dollar amount or for a specific number of years, up to 10 years. Generally, a Member may also elect to have all or a portion of his or her Boeing Stock Fund balance paid in shares and/or cash. A Member also has the option to elect an annuity contract.

Investment Funds — Upon enrollment in the Plan, Members may direct their contributions and any employer-matching contributions to 19 of the investment funds in the Master Trust. These 19 investment funds consisted of common/collective trusts, separately managed U.S. equity accounts, separately managed non-U.S. equity accounts, a stable value fund (comprised of six synthetic guaranteed investment contracts (synthetic GICs)), and Boeing common stock, which is the Boeing Employee Stock Option Plan (“ESOP”) Stock Fund, a dividend payout program, as of December 31, 2010. Investment funds are valued daily, and Members may elect to change their investment allocations on a daily basis.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Valuation of Investments — Investments in the Master Trust are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. The Master Trust’s investments are valued as follows:

•

Common stock, including Boeing Common stock, preferred stock, and other assets (rights, warrants, exchange traded options, and other exchange traded derivatives) traded in active markets on national and international exchanges are primarily valued using a market approach based on the closing market prices of identical instruments on the last trading day of the year.

•

Forwards and spot currency contracts are valued using spot foreign currency exchange rates if the contract length is two days or less and an interpolated rate is used for any contracts with a length greater than two days. Forwards and spot currency contracts are included in other receivables and other liabilities on the Master Trust financial statements.

•	Mutual funds, which are registered investment companies, are valued using a market approach based on quoted market prices to represent the net asset value on the last trading day of the year.

•

Investments in common/collective trust funds are valued based on the year-end unit value; unit values were determined by the issuer or Third Party Administrator by dividing the fair values of the total net assets at year-end by the outstanding units. The fair values of the total net assets are determined by the nature of the underlying investments. Each underlying investment is valued at fair value in accordance with the valuation description associated with its investment type as stated above. Units in common/collective trust funds, which hold benefit-responsive contracts, are priced based upon fair value of the underlying investment. Funds which hold Guaranteed Investment Contracts (“GICs”) are fair valued and then adjusted to contract value. The fair value of traditional GICs is determined using a discounted cash flow methodology where the individual contract cash flows are discounted at the prevailing interpolated swap rate as of year-end. The fair values of the fixed-income securities underlying the fund are valued based on the pricing methodology for fixed-income securities stated below. There were no unfunded commitments, no restrictions on redemption frequency and no advance notice periods required for redemption.

•

Synthetic GICs are stated at fair value and then adjusted to contract value. There are no reserves against contract value for credit risk of the contract issuer. The fixed-income securities underlying the contracts were valued using prices provided by SSBT, which are based on the pricing methodology stated below.

•

Fixed-income securities, the majority of which are not exchange-traded but are traded in active markets, are primarily valued using a market approach with observable inputs, such as observable trade prices, multiple broker-dealer quotations, related yield curves, and other assumptions about the security (prepayment projections, cash flows, and other security characteristics, etc.) and valued as of the last trading day of the year. Fixed-income securities having a delayed future settlement such as To Be Announced securities (“TBAs”) are valued similarly to fixed-income securities in active markets. TBAs are included in synthetic GICs and payables for securities purchased on the Master Trust financial statements.

•

Securities traded in markets that are not considered active could be valued using unobservable inputs, such as less recent trade prices, single broker-dealer quotations, related yield curves, and other assumptions about the security.

•

Investments in the limited partnerships are recorded based upon the year-end valuations provided by the partnerships. Among the factors considered by the partnerships in determining the fair value are developments since the acquisition of the underlying investments, the financial condition and operating results of the underlying investments, the long-term potential of each of the underlying investment’s businesses, market comparable analysis, the foreign exchange rate for each of the underlying foreign investments, and other factors generally pertinent to the valuation of the underlying investments. There are no unfunded commitments, no restrictions on redemption frequency and no advance notice periods required for redemption.

In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 946-210-45 through 946-210-55, the Stable Value Fund and synthetic GICs are included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statements of changes in net assets available for benefits are presented on a contract-value basis.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. The net appreciation/depreciation in fair value of investments includes both realized and unrealized gains or losses and is calculated as the difference between the fair value of the assets as of the beginning of the plan year or the purchase date in the current year and either the sales price or the end-of-year fair value.

Benefits — Benefits are recorded when paid.

Expenses — Necessary and proper expenses of the Plan are paid from the Plan assets at the Master Trust level, except for those expenses the Company is required by law or chooses to pay.

Loans Receivable from Members — Loans receivables from members are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Adoption of New Accounting Guidance — In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06, Fair Value Measurements and Disclosures, which amends ASC 820, Fair Value Measurements and Disclosures. The standard requires entities to disclose additional information regarding assets and liabilities that are transferred between Level 1 and 2 of the fair value hierarchy and to present information about purchases, sales, issuances, and settlements on a gross basis related to Level 3 fair value measurements. Additionally, the standard clarified existing guidance regarding the level of disaggregation of fair value measurements and disclosures regarding the valuation techniques and inputs utilized in estimating Level 2 and Level 3 fair value measurements. The financial statements reflect the adoption of the ASU 2010-06 as of December 31, 2010, except for the disclosures regarding purchases, sales, issuances, and settlements in the Level 3 reconciliation, which will be effective on January 1, 2011. The adoption of this new standard did not materially affect, and the future adoption in 2011 is not expected to materially affect, the financial statements.

In February 2010, the FASB issued ASU 2010-09, Subsequent Events, which amends ASC 855 to address certain implementation issues related to an entity’s requirement to perform and disclose subsequent-event procedures.

Reporting Loans to Participants by Defined Contribution Pension Plans — In September 2010, the FASB issued ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. The ASU requires that participant loans be classified as loans receivable rather than a plan investment and measured at unpaid principal balance plus accrued but unpaid interest rather than fair value. The Plan retrospectively adopted the new accounting in 2010. The adoption did not have a material effect on the Plan’s financial statements.

3.	SYNTHETIC GUARANTEED INVESTMENT CONTRACTS

For the plan years ended December 31, 2010 and 2009, the Master Trust included the VIP Stable Value Fund (the “VIP SVF”), which is managed by Dwight Asset Management Company LLP (“Dwight”). During 2010, the VIP SVF held seven synthetic GICs, issued by Bank of America, ING Life Insurance and Annuity Company, Natixis Financial Products, Pacific Life Insurance Company, Prudential Fixed Income Management, Royal Bank of Canada, and, until May 2010, AIG Financial Products, Inc. (collectively, the “wrap providers”).

A synthetic GIC, also known as a wrap contract, is an investment contract issued by an insurance company or other financial institution, backed by diversified bond portfolios that are owned by the VIP SVF. These contracts provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the net assets of the VIP SVF, but rather are amortized, at a maximum over the duration of the underlying assets, through adjustments to the future interest-crediting rate. Primary variables impacting the future crediting rate of the wrap contracts include current yield of the underlying assets within the wrap contract, duration of the underlying assets covered by the wrap contract, and the existing difference between market value and contract value of the underlying assets within the wrap contract. The issuer guarantees that all qualified participant withdrawals will occur at contract value (or book value), which represents contributions made under the contract, plus earnings, less withdrawals made under the contract and administrative expenses.

The synthetic GICs are included in the Master Trust financial statements at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. There are no reserves against contract value for credit risk of the contract issuer. The fixed-income securities underlying the contracts are valued using prices provided by SSBT, which are based on the valuation methodology stated in Note 2.

The assets underlying the synthetic GICs are owned by the VIP SVF, which is part of the Master Trust; SSBT is the custodian for the Master Trust assets. The underlying assets of the synthetic GICs are invested in diversified bond portfolios managed by BlackRock Financial Management Inc., ING Investment Management Co., JPMorgan Asset Management, Pacific Investment Management Company, Prudential Fixed Income Management, and Western Asset Management Co. In addition to the diversified bond portfolios, Dwight oversees an allocation to a cash component, which is invested in SSBT’s Short-Term Investment Fund.

The wrap providers are each contractually obligated to pay the principal and specified interest rate that is guaranteed to the VIP SVF, respectively. The respective interest-crediting rates are each based on a formula agreed upon with each issuer; each one may not be less than 0%. Such interest rates are reviewed and reset on a quarterly basis. Synthetic GICs provide prospective crediting interest rates which are adjusted quarterly based on the interest earnings, fair value, and duration of the underlying diversified bond portfolios. The crediting rate of each contract in any given quarter will reflect market experience from the previous quarter. The wrap providers may not terminate the contracts at any amount less than contract value.

Certain events, such as a Plan termination or a Plan merger outside the Master Trust initiated by the Company, could limit the ability of the VIP SVF to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. The Company does not believe that any events that could limit the ability of the VIP SVF to transact at contract value are probable of doing so.

The average yields of the VIP SVF for the years ended December 31, 2010 and 2009, are as follows:

	2010	2009
Average yields:
Based on annualized earnings (1)	2.65%	3.08%
Based on interest rate credited to participants (2)	3.18	3.36

(1)	Computed by dividing the annualized one-day actual earnings of the VIP SVF on the last day of the plan year by the fair value of the investments of the VIP SVF on the same date.
(2)	Computed by dividing the annualized one-day earnings credited to participants in the VIP SVF on the last day of the plan year by the fair value of the investments of the VIP SVF on the same date.

4.	MASTER TRUST

The Master Trust is composed of 20 investment funds, some of which are specific to individual plans. The assets are invested and records are maintained by each investment fund option. Funds are allocated to the participating plans in accordance with the Plan provisions and participant allocation elections. The allocation of net assets available for benefits is based on the respective number of units held by the plans’ members as of year-end. The allocation of the changes in net assets available for benefits is calculated daily based on the units held by the plans’ members as of that day’s end.

At December 31, 2010, the assets of the following plans were combined in the Master Trust:

•	The Boeing Company Voluntary Investment Plan
•	The Boeing Company Employee Financial Security Plan (“FSP”)

Effective November 24, 2010, the assets of the Employee Retirement Income Plan of McDonnell Douglas Corporation — Defined Contribution Plan (“MDC ERIP”) and the Employee Retirement Income Plan of McDonnell Douglas Corporation — Hourly Defined Contribution Plan (“MDC ERIP Hourly”) were distributed to their members. Any remaining account balances for missing and nonresponsive Members were transferred to the Plan.

At December 31, 2009, the assets of the following plans were combined in the Master Trust:

•	The Boeing Company Voluntary Investment Plan

•	The Boeing Company Employee Financial Security Plan

•	Employee Retirement Income Plan of McDonnell Douglas Corporation — Defined Contribution Plan

•	Employee Retirement Income Plan of McDonnell Douglas Corporation — Hourly Defined Contribution Plan

Effective November 2, 2009, the BAO Voluntary Savings Plan (“BAO”) was merged into the Plan.

The Plan’s interest in the Master Trust was $30,695,409,007 and $26,985,897,525 representing 97% of the Master Trust’s net assets at December 31, 2010 and 2009, respectively.

The fair values of investments for the Master Trust as of December 31, 2010 and 2009, are as follows:

	2010	2009
Investments — at fair value:
Common/collective trusts	$12,983,693,664	$10,422,480,646
Common and preferred stock	3,700,868,104	3,860,007,965
Mutual funds	62,217,547	34,553,382
Boeing common stock	4,584,971,885	3,775,082,452
Synthetic GICs	10,313,692,337	9,891,726,818
Fixed-income securities	2,481,070
Partnerships	2,988,309	3,285,463

Total Master Trust investments	$31,650,912,916	$27,987,136,726

Adjustments from fair value to contract value for fully benefit-responsive investment contracts in the Master Trust were and $(355,371,288) and $(108,640,298) for 2010 and 2009, respectively.

Investment income (loss) for the Master Trust for the years ended December 31, 2010 and 2009, is as follows:

	2010	2009
Appreciation of investments:
Common/collective trusts	$1,333,336,117	$1,760,959,669
Common and preferred stock	501,298,952	973,540,493
Mutual funds	13,715,630	1,083,846
Boeing common stock	782,108,722	794,906,255
Fixed-income securities	(10,342)
Partnerships	1,854,359	1,011,981

Net appreciation of investments	2,632,303,438	3,531,502,244
Interest income	354,358,897	395,818,088
Dividend income	171,209,441	156,094,259

Total Master Trust investment income	$3,157,871,776	$4,083,414,591

5.	FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 for financial assets and financial liabilities are described below:

Basis of Fair Value Measurement

Level 1 — Values are based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 — Values are based on (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in nonactive markets; or (c) valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset or liability.

Level 3 — Values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The following tables set forth by level within the fair value hierarchy a summary of Master Trust investments by classes of assets and liabilities on the basis of the nature and risk of the investments measured at fair value on a recurring basis at December 31, 2010 and 2009, respectively. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize significant transfers between levels at the beginning of the reporting period.

	Quoted Prices in Active Market for Identical Asset (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2010
Investment assets:
Common/collective trusts:
U.S. equity	$—	$6,699,093,096	$—	$6,699,093,096
Non-U.S. equity		2,320,980,055		2,320,980,055
Fixed income		2,919,857,416		2,919,857,416
Short term investment		1,043,763,097		1,043,763,097
Common and preferred stocks:
U.S. equity	3,034,407,741	55,729,630		3,090,137,371
Non-U.S. equity	486,346,356	124,384,377		610,730,733
Fixed-income securities:
Corporate bonds		2,481,070		2,481,070
Mutual funds — equity	62,217,547			62,217,547
Boeing common stock	4,584,971,885			4,584,971,885
Synthetic GIC:
U.S. government and agency		3,940,817,453	26,559,405	3,967,376,858
Corporate bonds		2,598,467,614	4,879,818	2,603,347,432
Mortgage backed and asset backed		2,482,279,500	20,322,280	2,502,601,780
Short term investment		1,013,807,701		1,013,807,701
Other		225,858,402	700,164	226,558,566
Partnerships			2,988,309	2,988,309

Total investment assets	8,167,943,529	23,427,519,411	55,449,976	31,650,912,916
Receivables — forward currency contracts		90,542		90,542
Cash equivalents		3,326,150		3,326,150

Total financial assets	$8,167,943,529	$23,430,936,103	$55,449,976	$31,654,329,608

Investment liabilities:
TBAs	$—	$25,612,385	$—	$25,612,385
Forward currency contracts		954,156		954,156

Total investment liabilities	$—	$26,566,541	$—	$26,566,541

	Quoted Prices in Active Market for Identical Asset (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2009
Investment assets:
Common/collective trusts:
U.S. equity	$—	$5,830,532,476	$—	$5,830,532,476
Non-U.S. equity		1,471,677,479		1,471,677,479
Fixed income		2,555,147,494		2,555,147,494
Short term investment		565,123,197		565,123,197
Common and preferred stocks:
U.S. equity	3,069,729,722	266,171		3,069,995,893
Non-U.S. equity	648,508,097	141,084,667	419,308	790,012,072
Mutual funds — equity	34,553,382			34,553,382
Boeing common stock	3,775,082,452			3,775,082,452
Synthetic GIC:
U.S. government and agency		3,395,807,431		3,395,807,431
Corporate bonds		2,950,167,658	4,784,532	2,954,952,190
Mortgage backed and asset backed		2,790,206,649		2,790,206,649
Short term investment		616,716,929		616,716,929
Other		134,043,619		134,043,619
Partnerships			3,285,463	3,285,463

Total investment assets	7,527,873,653	20,450,773,770	8,489,303	27,987,136,726
Receivables — forward currency contracts		31,802		31,802

Total investment assets	$7,527,873,653	$20,450,805,572	$8,489,303	$27,987,168,528

Investment liabilities:
TBAs	$—	$7,701,993	$—	$7,701,993
Forward currency contracts		413,355		413,355

Total investment liabilities	$—	$8,115,348	$—	$8,115,348

Total Master Trust investment assets at fair value classified within Level 3 were $55,449,976 and $8,489,303 as of December 31, 2010 and 2009, respectively, which primarily consists of fixed-income securities underlying the synthetic GIC and an investment in a partnership. Such amounts were 0.18% and 0.03% of “Total investment assets” in the Master Trust’s statements of net assets available for benefits as of December 31, 2010 and 2009.

For the year ended December 31, 2010, there were no significant transfers in or out of Levels 1 or 2.

Level 3 Gains and Losses — A summary of changes in the fair value of the Master Trust’s Level 3 investment assets for the years ended December 31, 2010 and 2009, is as follows:

For the Year Ended December 31, 2010	January 1 Beginning Balance	Net Realized and Unrealized Gains (Losses)	Net Purchases, Issuances, and Settlements	Net Transfers Out of Level 3	December 31 Ending Balance
Financial assets:
Common and preferred stock	$419,308	$(30,830)	$(388,478)	$—	$—
Synthetic GIC:
U.S. government and agency		92,874	26,466,531		26,559,405
Corporate bonds	4,784,532	95,286			4,879,818
Mortgage backed and asset backed		105,255	20,217,025		20,322,280
Other		7,164	693,000		700,164
Partnerships	3,285,463	1,980,152	(2,277,306)		2,988,309

Total	$8,489,303	$2,249,901	$44,710,772	$—	$55,449,976

For the Year Ended December 31, 2009	January 1 Beginning Balance	Net Realized and Unrealized Gains	Net Purchases, Issuances, and Settlements	Net Transfers Out of Level 3	December 31 Ending Balance
Financial assets:
Common and preferred stock	$110,153	$204,146	$105,009	$—	$419,308
Synthetic GIC:
Corporate bonds	5,017,259	10,537	4,474,491	(4,717,755)	4,784,532
U.S. government and agency	23,888,479	1,187,142	(15,975,000)	(9,100,621)
Partnerships	3,140,903	180,688	(36,128)		3,285,463

Total	$32,156,794	$1,582,513	$(11,431,628)	$(13,818,376)	$8,489,303

The net unrealized gain (loss) on Level 3 investment assets still held as of December 31, 2010 and 2009, were $95,286 and $(118,531) for Corporate bonds, $0 and $204,146 for Common and preferred stock, $4,602 and $0 for Other assets, $92,874 and $0 for U.S. government and agency securities, $102,706 and $0 for Mortgage backed and asset backed securities and $382,029 and $604,989 for Partnerships, respectively.

6.	PLAN AMENDMENTS

Effective December 15, 2010, Kestrel Enterprises, Inc. 401(k) Profit Sharing Plan & Trust (“Kestrel”) and Skarven Enterprises, Inc. 401(k) Profit Sharing Plan & Trust (“Skarven”) merged into the Plan. Transferred employees are eligible to participate in the Plan coinciding with the date their former plan was frozen.

Effective November 12, 2010, the Plan was amended to comply with the Heroes Earnings Assistance and Relief Tax Act of 2008. Members should refer to the Plan document for details.

Effective July 2, 2010, the Plan was amended and matching and Company contributions are no longer available for certain employees of Boeing Service Company and Boeing Defense, Space & Security.

Effective April 5, 2010, the Plan was amended to provide a rebalancing provision whereby certain Members can elect to rebalance their account balances automatically, on either a monthly or quarterly basis, to align the allocation of their account balances to their investment elections.

Effective January 1, 2010, the Plan was amended to allow automatic enrollment for all new hires, both union and non-union.

Effective January 1, 2010, the Plan was amended to permit employer matching contributions be made in the form of employer stock. The unit price is determined on the day that the contributions post to a members account and can be divested and reinvested in an alternative investment.

Effective December 1, 2009, the Plan was amended to reflect the transfer of assets and liabilities from the MDC ERIP and the MDC ERIP Hourly for the account balances of any missing and nonresponsive Members.

Effective November 2, 2009, eligible employees whose payroll deduction stops for any reason will be permitted to make loan repayments by another method.

Effective November 2, 2009, the BAO merged into the Plan.

Effective September 28, 2009, the Plan was amended to allow Boeing Commercial Airplanes Charleston South Carolina, Inc. employees (“Boeing Charleston”) to participate in the Plan and provide certain Members the opportunity to rollover an outstanding loan.

Effective February 15, 2009, the Plan was amended for non-union employees and certain union groups to allow a Member whose employment has terminated for any reason to continue to repay their loans for the duration of the original repayment period.

Effective January 1, 2009, the Plan was amended to add a Company contribution for certain non-union and union groups to reflect the new Defined Contribution retirement program. Effective January 1, 2009, the Plan was amended to change the matching Company contribution percentages for certain non-union employees hired on or after January 1, 2009.

Effective January 1, 2009, the maximum deferral and contribution percentages for eligible employees was increased from 20% to 25%.

7.	ASSETS TRANSFERRED FROM ANOTHER PLAN

Upon the merger of Kestrel and Skarven, effective December 15, 2010, all assets and liabilities of Kestrel and Skarven were transferred to the Plan. The fair value of the assets transferred totaled $1,445,291 and $2,535,560, respectively.

Upon the termination of the MDC ERIP and the MDC ERIP Hourly, remaining account balances for missing and nonresponsive Members were transferred to the Plan. The fair value of the assets transferred totaled $11,383,487 and $1,507,893, respectively.

Upon the merger of the BAO, effective November 2, 2009, all assets and liabilities of the BAO were transferred to the Plan. The fair value of the assets transferred totaled $85,591,815.

Upon the participation of Boeing Charleston employees, effective September 28, 2009, outstanding loans in the amount of $82,537 were transferred to the Plan.

8.	SIGNIFICANT INVESTMENTS

At December 31, 2010 and 2009, the Plan’s investment in the Master Trust represents 5% or more of the Plan’s net assets available for benefits.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2010 and 2009, to Form 5500:

	2010	2009
Net assets available for benefits per the financial statements	$31,012,055,324	$27,485,867,588
Amounts allocated to withdrawing Members	(3,966,311)	(5,971,344)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	345,506,326	104,362,896

Net assets available for benefits per Form 5500	$31,353,595,339	$27,584,259,140

The following is a reconciliation of total additions per the financial statements for the year ended December 31, 2010, to total income per Form 5500:

Statement of changes in net assets available for benefits:
Total additions per the financial statements	$5,017,942,630
Adjustment from contract value to fair value for fully benefit-responsive investment contracts — December 31, 2010	345,506,326
Adjustment from contract value to fair value for fully benefit-responsive investment contracts — December 31, 2009	(104,362,896)

Total income per Form 5500	$5,259,086,060

The following is a reconciliation of benefits paid to Members per the financial statements for the year ended December 31, 2010 to Form 5500:

Benefits paid to Members per the financial statements	$1,508,627,125
Amounts allocated to withdrawing Members — December 31, 2010	3,966,311
Amounts allocated to withdrawing Members — December 31, 2009	(5,971,344)
Amounts deemed distributions of Member loans as reflected in the Form 5500	(6,398,547)

Benefits paid to Members per Form 5500	$1,500,223,545

Amounts allocated to withdrawing Members are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

Amounts deemed distributions of Member loans as reflected in the Form 5500 are for loans that Members failed to make a payment within 90 days of receipt of the last loan payment made or Members who failed to repay the loan in full within 30 days after the end of the repayment period for the year ended December 31, 2010.

10.	RELATED-PARTY TRANSACTIONS

Certain Master Trust investments are managed by SSBT. SSBT is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The investment management fees for the Plan are paid at the Master Trust level and included as a reduction of the return earned on each investment.

At December 31, 2010 and 2009, the Plan held 70,260,339 and 69,844,136 shares of common stock of the Company, with a cost basis of $4,173,603,175 and $4,078,845,823 and recorded dividend income of $118,674,444 and $111,268,263, respectively, during the years then ended.

11.	PROHIBITED TRANSACTIONS

On January 3, 2011, a reportable nonexempt party-in-interest transaction existed. Plan assets were inadvertently used to make a duplicate payment to a third-party provider. The Plan was corrected according to the guiding principles of the Department of Labor’s Voluntary Fiduciary Correction Program (“DOL’s VFCP”), which involved remitting the principal amount of $4,662 and associated lost earnings in the amount of $13 to the Plan on January 18, 2011, March 3, 2011, and May 26, 2011.

On December 15, 2010, a reportable nonexempt party-in-interest transaction existed. Kestrel plan assets were inadvertently used to pay expenses that should have been paid by the plan sponsor prior to merging assets into the Plan. The Plan will be corrected according to the guiding principles of the DOL’s VFCP, which will involve remitting the principal amount of $1,602 and estimated earnings of $23.

12.	TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter, dated December 10, 2003, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. On November 20, 2009, a request for a letter of determination was filed with the IRS. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes the Plan’s tax-exempt status has not been affected and no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010 and 2009, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2004.

13.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, both Members and Company contributions, including any income earned, will be distributed to the Members.

14.	SUBSEQUENT EVENTS

On May 2, 2011, the Plan was amended and effective on or after August 1, 2011, the Global Aeronautica, LLC 401(k) Plan, the Digital Receiver Technology, Inc. 401(k) Plan, and the eXMeritus Software Federal Systems, Inc. 401(k) Plan are scheduled to merge into the Plan.

On May 2, 2011, the Plan was amended and effective on or after September 30, 2011, the FSP is scheduled to merge with the Plan, subject to any applicable collective bargaining obligations with respect to employees covered by a collective bargaining agreement. Members should refer to the Plan document for details.

******

SUPPLEMENTAL SCHEDULE

THE BOEING COMPANY

VOLUNTARY INVESTMENT PLAN

SCHEDULE OF NONEXEMPT PARTY-IN-INTEREST TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2010

Party Involved	Relationship to Plan	Description of Transaction	Cost of Asset	Current Value of Asset	Net Gain on Each Transaction
The Boeing Company	Plan Sponsor	Plan assets were inadvertently used to make a duplicate payment to a third-party provider	$4,662	$4,675	$13
The Boeing Company	Plan Sponsor	Kestrel plan assets were inadvertently used to pay expenses that should have been paid by the plan sponsor prior to merging the assets into the Plan.	1,602	1,625	23

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE BOEING COMPANY VOLUNTARY INVESTMENT PLAN

June 27, 2011	/s/ Rita Daily
Date	Rita Daily
Vice President
Chief Financial Officer Finance Shared Services Group